                                                                    EXHIBIT 28
                                                                    Page 1 of 2

       assumed that the owner would withdraw his unit from the rental pool approximately 45 days per year (15 days in-season and 30 days off-season) and therefore would not be entitled to share in any rental income for that period. Except for the difference in the number of days of personal occupancy, rental income was computed under the same assumptions shown in Chart II, page 19. See Sect. 10 for possible consequences.

  (2) Assumes a purchase price (unfurnished) of $123,400, down payment of 20% ($24,680) and a mortgage of $98,720, payable over 30 years at an interest rate of 9 1/2%. Interest expense shown is for the first year.

  (3) Ad Valorem taxes based on 1985 millage rate of approximately 14.020 assessed on 85% of fair market value of the unfurnished unit and tangible personal property taxes based on 1985 millage rate of approximately
       14.020 assessed on value of furniture package.

  (4) Assumes maintenance assessment of $230 per month which is subject to increase as of January 1, 1987. Interior maintenance is the owner's responsibility unless he or she is a rental pool participant and allows the operator to maintain the unit, which will be charged against his or her share of the escrow account credited from the unit's Net Rental Income (if any). Maid service for interiors is not included in the unit owners maintenance assessment. (See page 59.)

  (5) Estimated by the registrant from information provided by utility company which serves the project.

  (6) Assumes acquisition at the beginning of the year with depreciation calculated using the Accelerated Cost Recovery System with a 19-year useful life (8.8%) as an activity entered into for profit and a nondepreciable land value of $1,000. See Sect. 10 for a discussion of "an activity entered into for profit". Depreciation expense shown is for the first year. It should also be noted that since accelerated depreciation was used in this example, upon disposition all gain attributable to depreciation is recaptured and taxed as ordinary income. Should straight line depreciation be used, there is no recapture upon disposition. Under Section 183 of the Internal Revenue Code, depreciation attributable to property held in an activity not engaged in for profit is deductible only if, and to the extent that, there is income from the activity in excess of the out of pocket expenses attributable to it.

  (7) Assumes a 5-year useful life with first year depreciation under the Accelerated Cost Recovery System (15%) with a half-year convention and a basis adjustment equal to one-half of the investment tax credit.

  (8) Purchasers are required to join Saddlebrook Golf and Tennis Club only if they wish to participate in the rental pool arrangement or the non-pooling arrangement.

  (9) The investment tax credit relates solely to income tax liability and is only allowable with respect to depreciable, tangible personal property placed in service during the taxable year. Moreover it is not available with respect to buildings and its structural components. It is only available in the first year of ownership.

  (10) Under Section 183 and 280A of the Internal Revenue Code out of pocket expenses (other than interest and certain taxes) attributable to an activity not engaged in for profit are deductible, only if, and to the extent that, there is income from the activity in excess of the interest and tax expenses attributable to it. The deductions shown have therefore been curtailed in accordance with Section 183 and 280A, where applicable.

  (11) See page 40 for illustration of furniture escrow deduction.

  (12) Under Section 280A of the Internal Revenue Code, mortgage interest and taxes allocated to personal use of the unit may be claimed as an itemized deduction. Therefore, the total expense was shown as relating to rental of the unit since the tax benefit would net the same result as these levels of occupancy.

       If the Saddlebrook rental pool produces losses to participants indefinitely, or the participant uses his condominium in excess of 14 days during the year for personal use, it is not unlikely that the Internal Revenue Service may challenge the participant's activity as an activity engaged in for a profit. See Sect. 10 for possible consequences.

                        4.  INTERESTS BEING REGISTERED


        The registrant is advised by Hill, Hill & Dickenson, P.A., registrant's legal counsel, that the mere sale of a condominium unit formed under the laws of the state of Florida is not, of itself, the offer or sale of a security or investment contract, as those terms are used in the regulation of securities in Florida. However, in view of

                                                                     EXHIBIT 28
                                                                     Page 2 of 2


the fact that the purchasers are offered the optional opportunity to participate in a rental pool, the combination is treated as an offering of an investment contract under the Federal and various state securities laws and interpretations thereof. If a purchaser of a condominium unit at Saddlebrook elects to participate in the rental pool, he thereby has an opportunity to receive rental income as from an investment. The registrant emphasizes that there is not contractual or guaranteed rate of return of rental income to purchasers who elect to participate in the rental pool or the non-pooling rental arrangement. The condominium unit owners electing to participate in the rental pool does not thereby receive any incidence of control or voting rights in the operation of the rental pool. Condominium unit owners electing to participate in the rental pool furthermore receive no interest, directly or indirectly, in the affairs of registrant nor any parent or affiliate thereof.

                             5.  USE OF PROCEEDS


     The registrant is to be the recipient of all net proceeds of the sale of the two hundred seventeen (217) condominium units covered by this prospectus. Registrant may receive additional fees or compensation other than from the sale of units in connection with the Saddlebrook project which additional fees and compensation are described on page 14. Anticipated application of the proceeds is summarized below, based upon the registrant's estimates of current and projected expenses; however, the registrant makes no representations that all of the two hundred seventeen (217) condominium units offered for sale will be built or sold. The amounts set forth herein are subject to revision to the extent of variations in sales price, proceeds, and expenses incurred. Registrant does not contemplate applying any portion of the proceeds of the Saddlebrook project for facilities which will be used for other projects.


(a)  Construction of condominium units, including paving, parking,
       landscaping, and interest on construction loans*. . . . . . . . . . . . . . . . . . . . . . .   $ 18,289,000
(b)  Clearing; paving; storm sewers; bridges; sanitary sewers; water, including source purification, storage and fire protection
       requirements**  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        245,000
(c)  Expenses of sales closing, including Florida documentary stamp tax
       and Florida surtax, and related legal fees  . . . . . . . . . . . . . . . . . . . . . . . . .        434,000
(d)  Engineering and Architectural Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        146,000
(e)  Real estate commissions and other sales and promotion expenses    . . . . . . . . . . . . . . .      1,606,438
(f)  Current expenses of registration and distribution with SEC and related states . . . . . . . . .         40,000
(g)  Repayment of loan from Pittway Corporation of Northbrook, Illinois
      for funding of project to date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      7,601,462
                                                                                                       ------------
            TOTAL PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 28,361,900
---------------------                                                                                  ============



     Registrant will retain title to the amenities and improvements thereto described in subsection (c) above and, therefore, this item could also be considered a return to Registrant.

  *  This amount may be financed through construction loans, in part.

 ** Additional water and sewer charges are included in the monthly maintenance fees (page 60).

     The proceeds from the sale of the two hundred seventeen (217) condominium units covered by this prospectus will first be applied to satisfy the designated sales commission. The balance of the proceeds from the sale of the two hundred seventeen (217) condominium units will then be applied to expenses as generally outlined hereinabove, including payments for principal and interest on any portions of loans related to recreational facilities and general project development other than construction of condominium units. The balance of the proceeds, if any, will be applied to future operations, future land acquisition, administrative costs and profits.


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